EXHIBIT 99.4
Nomination Agreement, dated as of March 11, 2019, between Atlas and Jeffrey E. Kirt

Atlas FRM LLC
100 Northfield Street
Greenwich, Connecticut 06830

March 11, 2019

Jeffrey E. Kirt
[Redacted]
[Redacted]

Re: Horizon Global Corporation
Dear Mr. Jeffrey E. Kirt:
Thank you for agreeing to serve as a nominee for election to the board of directors (the “Board”) of Horizon Global Corporation (the “Company”) in connection with a proxy solicitation our affiliate, Lapetus Capital II LLC, and/or one or more affiliates thereof (“Atlas”) is considering undertaking for the purpose of nominating and electing directors at the 2019 annual meeting of stockholders of the Company, or special meeting of stockholders of the Company at which directors are to be elected, or any other meeting of stockholders held in lieu thereof, and at any and all adjournments, postponements, reschedulings or continuations thereof (the “Solicitation”).  This letter will set forth the terms of our agreement (the “Agreement”).

Indemnification.  Atlas agrees to indemnify and hold you harmless from and against any and all Loss (as defined below) arising directly or indirectly from the Solicitation, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims that are judicially determined to have resulted from your bad faith, willful misconduct, violations of law (unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of the Solicitation), criminal actions or material breach of the terms of this Agreement (including inaccurate or incomplete disclosures); and provided further, that this indemnification agreement and all of Atlas’s obligations hereunder shall not apply to any of your actions, omissions or service as a director of the Company (the indemnity set forth in this sentence, the “Indemnity”).  Your right to the Indemnity (as well as the advancement of expenses as provided herein) shall continue after the Solicitation concludes but only for events that occurred in connection with Solicitation. As used herein, “Loss” shall mean any and all losses, liabilities, damages, demands, causes of action, claims, suits, actions, judgments, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative, investigative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation.
In the event of the occurrence of a Loss covered by the Indemnity or a claim that could reasonably be expected to result in a Loss covered by the Indemnity if adversely determined, you shall give Atlas prompt written notice of such claim or Loss (provided that the failure to promptly notify Atlas shall not relieve Atlas from any liability which Atlas may have on account of this Agreement, except to the extent Atlas shall have been materially prejudiced by such failure).  Atlas shall be entitled to assume the defense of any action, suit or proceeding on your behalf in its sole discretion.  If Atlas declines to assume such defense, or if you shall have been advised by counsel that Atlas’s counsel has a conflict of interest in representing both Atlas and you or you shall have been advised by counsel that there may be legal defenses available to you that are different from or additional to those available to Atlas, you shall be permitted to select your own counsel in such matter; provided that the Indemnity shall only cover the cost of one counsel and one local counsel (each charging at customary rates) in relation to each action covered by the Indemnity.  Atlas may not enter into a settlement of any action that is asserted against you without your consent unless such settlement (i) does not include any admission of liability or guilt by you, (ii) includes a release of you from any and all liability in respect of such claim, and (iii) does not impose any limitation on you.

Atlas will advance on your behalf any and all expenses (including, without limitation, reasonable and documented attorneys’ fees, costs, expenses and disbursements) actually and reasonably incurred by you in such action, upon receipt by Atlas of an undertaking by you or on your behalf to repay any portion of such amount to which it is ultimately determined that you were not entitled under this Agreement.
The Indemnity and advance payment of expenses as provided by any provision of this Agreement shall not be deemed exclusive of any other rights to which you may be entitled under any provision of law, this or any other agreement, or otherwise.  Atlas’s obligations hereunder shall not be affected by whether or not Atlas obtains or maintains any insurance policy covering any portion of the indemnification to be provided to you hereunder, or by the availability or unavailability of such insurance.  Atlas expressly agrees that it is required to pay to you the amount of any Loss or expenses hereunder regardless of whether such amount is payable to you under any indemnity or insurance policy maintained by you or on your behalf.
Expenses.  Atlas agrees to reimburse you, as promptly as reasonably practicable upon your request, for your reasonable and documented out-of-pocket travel and related expenses incurred by you in connection with your service as a nominee during the Solicitation.  You shall not be entitled to reimbursement under this paragraph for any expenses in excess of $2,000 in the aggregate without Atlas’s prior written approval.
Confidentiality.  You hereby agree to keep confidential and not to disclose to any party, without the prior written consent of Atlas, any confidential, proprietary or non-public information (collectively, “Information”) of Atlas or its affiliates which you have heretofore obtained or may obtain following the date hereof.  The term “Information” shall not include any information that (i) is publicly disclosed by Atlas or its affiliates, (ii) you can demonstrate is now, or hereafter becomes, through no act or failure on your part, otherwise generally known to the public or (iii) is or becomes available to you on a non-confidential basis from a source other than Atlas or its affiliates, provided that such source is not bound by a legal, fiduciary or contractual obligation of confidentiality to Atlas or its affiliates.
Notwithstanding the foregoing, if you are required by applicable law, rule, regulation or legal process to disclose any Information, you may do so provided that, to the extent permissible by law or applicable regulation, you promptly notify Atlas so that Atlas may seek a protective order or other appropriate remedy at Atlas’s sole cost and expense and you furnish only that portion of Information which you are legally required to so disclose.
All Information, including copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by you containing such Information shall be and remain the property of Atlas and, upon the request of a representative of Atlas, all such information shall be returned or, at Atlas’s option, destroyed by you, with such destruction confirmed by you to Atlas in writing.
Privilege.  Atlas and you are joint participants in the Solicitation, and each of us acknowledges and agrees that we share a common legal interest in connection with the Solicitation and any actual or threatened litigation, or governmental investigation, that may arise therefrom.  Each of us further acknowledges and agrees that it is our mutual desire, intention and understanding that the sharing of any information is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, the attorney work product doctrine or any other applicable privilege or immunity, including the common interest privilege.  We further agree that information being provided by Atlas or its counsel is being provided solely for use in connection with the Solicitation and shall remain confidential in accordance with the foregoing provisions and shall be protected from disclosure to any third party by Atlas’s attorney-client privilege, the attorney work product doctrine and/or any other applicable privileges and immunities, including the common interest privilege.

Information.  In connection with the Solicitation, we will be required to provide to the Company certain information about the Solicitation and about Atlas and you (and certain related persons).  You agree to provide this information, as it relates to you and your related persons, to Atlas and its legal counsel as they may request from time to time, and to ensure that such information provided by you is accurate and complete.  If any such information previously provided changes, becomes incomplete due to changes in circumstances, or otherwise is found to be inaccurate or incomplete, you agree to provide updated information to Atlas and its counsel so that such information is accurate and complete.
Fiduciary Duty.  Atlas and you acknowledge and agree that, if you are elected to the Board of the Company, you will be subject to fiduciary duties as a director of the Company and further agree that no provision of this Agreement shall derogate from, or in any manner limit, your exercise of such fiduciary duties.
Nomination; Solicitation.  Notwithstanding anything to contrary in this Agreement, you acknowledge and agree that Atlas may, in its sole discretion, elect not to nominate you for election to the Board or otherwise conduct the Solicitation.
Severability.  If any provision of this Agreement shall be held to be or shall, in fact, be invalid, inoperative or unenforceable as applied to any particular case or in any particular jurisdiction, for any reason, such circumstances shall not have the effect of rendering the provision in question invalid, inoperative or unenforceable in any other distinguishable case or jurisdiction, or of rendering any other provision or provisions herein contained invalid, inoperative or unenforceable to any extent whatsoever. The invalidity, inoperability or unenforceability of any one or more phrases, sentences, clauses or sections contained in this Agreement shall not affect any other remaining part of this Agreement.
Amendments.  No amendment, modification, termination or cancellation of this Agreement shall be effective unless in a writing signed by both parties hereto.
Governing Law.  This Agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of law thereof.

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If you agree to the foregoing terms, please sign below to signify your acceptance, and this Agreement will become a binding agreement between the undersigned and you.

Very truly yours,

Atlas FRM LLC d/b/a Atlas Holdings LLC

By: /s/ Timothy J. Fazio
Name: Timothy J. Fazio
Title: Managing Partner

ACCEPTED AND AGREED:

/s/ Jeffrey E. Kirt
Jeffrey E. Kirt